CLStv CORP.

2081 Fontainbleau Drive

Conyers, GA 30094

October 15, 2021

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

Attn: Scott Anderegg and Katherine Bagley

Re: Request for Qualification

Offering Statement on Form 1-A

Amendment No. 3

Filed October 10, 2021

File No. 024- 11522

Ladies and Gentlemen:

On behalf of CLStv Corp., I hereby request qualification of the above referenced Offering Statement at 12:00 p.m. Eastern Time on October 20, 2021, or as soon thereafter as practicable.

Our counsel, Jackson L. Morris, was advised by telephone on October 1, 2021 that the Division of Securities, State of Colorado is prepared to register our offering by coordination upon notice that it has been qualified by the Commission. You may confirm this by calling Mr. Derrick O’Neal at (303) 894-2320 or email to derrick.o’neal@state.us.co, reference Colorado Division of Securities File Number 2022-90-750

Please orally confirm the qualification of the Statement by contacting our attorney, Jackson L. Morris at 813-892-5969.

Very truly yours,

/s/ Darryl M. Sanders

Darryl M. Sanders

Chief Executive Officer